STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
FILED TO AMEND
THE NINTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF WINTEGRA, INC.

Wintegra, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:    The name of the Corporation is Wintegra, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 26, 2000. The Ninth Restated and Amended Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 29, 2008.

SECOND:    This Certificate of Amendment amends the Ninth Restated and Amended Certificate of Incorporation of the Corporation and has been duly adopted and approved in accordance with Sections 242 of the General Corporation Law of the State of Delaware. Stockholder approval of this Certificate of Amendment was given by written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD:    Article IV, I. shall be amended in its entirety to state as follows:

ARTICLE IV

I.                 Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and "Preferred Stock". The total number of shares that this Corporation is authorized to issue is forty million six hundred and eighty five thousand six hundred fifteen (40,685,615) shares, of which twenty-eight million (28,000,000) shall be shares of Common Stock, US$ 0.001 par value each, and the remaining twelve million six hundred and eighty five thousand six hundred fifteen (12,685,615) shall be Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated as Series A Preferred Stock, which series shall consist of 2,525,000 shares (“Series A Preferred Stock”) and shall have the rights, preferences, privileges and restrictions set forth herein. The second series of Preferred Stock shall be designated as Series B Preferred Stock, which series shall consist of 3,989,019 shares (“Series B Preferred Stock”) and shall have the rights, preferences, privileges and restrictions set forth herein. The third series of Preferred Stock shall be designated as Series C Preferred Stock, which series shall consist of 5,211,751 shares (“Series C Preferred Stock”) and shall have the rights, preferences, privileges and restrictions set forth herein. The fourth series of Preferred Stock shall be designated as Series D Preferred Stock, which series shall consist of 426,512 shares (“Series D Preferred Stock”) and shall have the rights, preferences, privileges and restrictions set forth herein. The fifth series of Preferred Stock shall be designated as Series E Preferred Stock, which series shall consist of 533,333 shares (“Series E Preferred Stock”) and shall have the rights, preferences, privileges and restrictions set forth herein. Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock shall be referred to as the “Preferred Stock”. For the purposes of this Ninth Restated and Amended Certificate of Incorporation, any reference to "Preferred Stock" shall be to one combined class of shares.

IN WITNESS HEREOF, Wintegra, Inc. has caused this Certificate of Amendment to be signed by its President this 29th day of January, 2009.

/s/ J. Ben-Zvi Jacob (Kobi) Ben-Zvi President